

January 25, 2011

Mr. Garth Likes
Chief Executive Officer
Cyplasin Biomedical Ltd.
Advanced Technology Center
9650 – 20th Avenue,
Suite 131
Edmonton, AB T6N 1G1
Canada

> **Re:** **Cyplasin Biomedical Ltd.**
> **Form 10-K for the Fiscal Year Ended January 31, 2010**
> **Filed May 18, 2010**
> **File No. 000-52057**

Dear Mr. Likes:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note your reference throughout the filing to a board of directors, officers, employees and your discussions of an audit committee. These references are inconsistent with your disclosure elsewhere in the filing that confirms that the company has only one person acting as the sole officer, director and employee of the company and that you currently have no audit committee in place. Please revise your disclosure as follows:

   - Please refrain from using the word "board" or phrase "board of directors" but rather indicate that you have only one director and identify the sole director by name;
   - Please refrain from using the plural form of the word "officers" but rather indicate that the company has only one officer serving in multiple capacities and identify the sole officer by name; and

- Please refrain from using the terms "audit committee," "committees of the board" etc., as it appears that the company has no committees.

Please confirm that your next Form 10-K and subsequent periodic filings will accurately portray the company's management, oversight and references thereto in order to avoid confusion and provide better cohesion in your public disclosure as a whole.

2. Please file the following agreements as exhibits:

- IP Asset Transfer Agreement with Bioxen Ltd. entered into August 1, 2009;
- License Agreement with C-Virionics Corporation entered into July 1, 2009;
- Asset Assignment agreement with C-Virionics Corporation entered into December 29, 2009;
- Letter of Agreement with Minapharm Pharmaceuticals SAE entered into May 17, 2010; and
- Securities Purchase Agreement with Tangiers Investors, LP entered into July 27, 2010.

Intellectual Property, page 6

3. Please provide draft disclosure to be included in your next Form 10-K which identifies the patents licensed from the Unites States Public Health Service, through a license acquired by the company from C-Virionics in December 2009, as the company's material patents. Also, please disclose the expiration dates of each of these patents.

Compliance with Section 16(a) of the Securities Exchange Act of 1934, page 31

4. We note your disclosure on page 31 regarding the company's compliance with Section 16(a) of the Exchange Act in which you state that the information has been provided for the fiscal year ended January 31, 2009 rather than 2010. Please confirm that the disclosure was in fact provided for the 2010 fiscal year rather than 2009 if this was in fact the case, or, in the alternative, update all related disclosure in your next Form 10-K.

Item 11. Executive Compensation, page 32

5. We note your disclosure on page 33 that the company did not grant any stock options during the fiscal year ended January 31, 2010. We also note your disclosure on page F-11 that states that 500,000 options were granted to the company's sole officer and director on January 31, 2010. Please explain this discrepancy. Also, please confirm that your next Form 10-K will accurately reflect all compensation paid during the fiscal year and that the Summary Compensation Table and all other tables required by Item 402 of Regulation S-K are included and accurate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director